United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hostess Brands, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

44109J106

(CUSIP Number)

Gores Sponsor LLC

9800 Wilshire Blvd.

Beverly Hills, California 90212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Gores Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,159,732*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,159,732*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,159,732*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.1%*
14	Type of Reporting Person OO (Delaware limited liability company)

*	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.

1	Names of Reporting Persons AEG Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,159,732*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,159,732*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,159,732*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.1%*
14	Type of Reporting Person OO (Delaware limited liability company)

*	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.

1	Names of Reporting Persons Platinum Equity, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,159,732*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,159,732*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,159,732*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.1%*
14	Type of Reporting Person OO (Delaware limited liability company)

*	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.

1	Names of Reporting Persons Alec Gores
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,159,732*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,159,732*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,159,732*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.1%*
14	Type of Reporting Person IN

*	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.

1	Names of Reporting Persons Tom Gores
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,159,732*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,159,732*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,159,732*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.1%*
14	Type of Reporting Person IN

*	Includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 14, 2016, as amended to date, (the “Statement”), relating to the class A common stock (the “Class A Common Stock”), of Hostess Brands, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following table sets forth the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each Reporting Person as of the date hereof, as well as the number of shares of Class A Common Stock as to which each of the Reporting Persons has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 97,589,217 shares of Class A Common Stock outstanding as of December 1, 2016, as reported in the Prospectus Supplement, filed by the Issuer with the SEC pursuant to Rule 424(b)(3) on December 12, 2016. The shares of Class A Common Stock held by each of the Reporting Persons includes 8,500,000 shares of Class A Common Stock issuable upon exercise of 17,000,000 Private Placement Warrants held of record by Gores Sponsor.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Gores Sponsor LLC	19,159,732	18.1%	0	19,159,732	0	19,159,732
AEG Holdings, LLC	19,159,732	18.1%	0	19,159,732	0	19,159,732
Alec Gores	19,159,732	18.1%	0	19,159,732	0	19,159,732
Platinum Equity, LLC	19,159,732	18.1%	0	19,159,732	0	19,159,732
Tom Gores	19,159,732	18.1%	0	19,159,732	0	19,159,732

The securities reported herein are held of record by Gores Sponsor LLC (“Gores Sponsor”). AEG Holdings, LLC (“AEG”) and Platinum Equity, LLC (“Platinum Equity”) are the managing managers of Gores Sponsor. Alec Gores is the managing member of AEG. Tom Gores is the managing member of Platinum Equity. Accordingly, each of AEG, Platinum Equity, Alec Gores and Tom Gores may be deemed to share beneficial ownership of the securities held of record by Gores Sponsor.

(c) From the date of the original filing of this Schedule 13D through January 6, 2017, Gores Sponsor disposed of 3,165,000 shares of Class A Common Stock in a series of transactions at prices ranging from $12.7697 to $13.2297 per share in open market transactions on The Nasdaq Stock Market. Details by date, listing the number of shares of Class A Common Stock disposed of and the weighted average price per share are provided below.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
December 14, 2016	1,600	$12.9360
December 15, 2016	500	$12.8957
December 16, 2016	29,200	$12.7948
December 19, 2016	2,100	$12.9198
December 20, 2016	165,681	$12.9415
December 21, 2016	546,387	$12.9983
December 22, 2016	158,732	$12.9603
December 23, 2016	186,800	$12.9412
December 27, 2016	36,502	$12.9200
December 28, 2016	19,698	$12.9287
December 29, 2016	21,812	$12.9142
December 30, 2016	98,663	$13.0139
January 3, 2017	672,973	$13.0104
January 4, 2017	232,057	$12.9975
January 5, 2017	392,295	$12.9586
January 6, 2017	600,000	$12.9937

The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for these transactions.

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock since the most recent filing on Schedule 13D.

(d) None.

(e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2017

Gores Sponsor LLC

By:	AEG Holdings, LLC
its managing member

By:	/s/ Alec Gores
Title:	Managing Member

By:	Platinum Equity, LLC
its managing member

By:	/s/ Mary Ann Sigler
Title:	Chief Financial Officer

AEG Holdings, LLC

By:	/s/ Alec Gores
Title:	Managing Member

Platinum Equity, LLC

By:	/s/ Mary Ann Sigler
Title:	Chief Financial Officer

Alec Gores

By:	/s/ Alec Gores

Tom Gores

By:	/s/ Mary Ann Sigler
Mary Ann Sigler, Attorney-in-Fact for Tom Gores